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                                                                      EXHIBIT 21

               SUBSIDIARY OF COLUMBIA AND ASSUMED BUSINESS NAMES

     Columbia Bancorp has one wholly-owned subsidiary, Columbia River Bank. Columbia River Bank does business under the assumed business name "Juniper Banking Company" in Madras, Redmond, and Bend, Oregon; and under the assumed business name "Klickitat Valley Bank" in White Salmon, and Goldendale, Washington.